New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	9,853
Advance to shareholder		25,000
Property and Equipment (net of accumulated depreciation, $74,966)		12,502
Prepaid expenses		13,732
Security Deposit		2,600
Total Assets	$	63,687

Liabilities and Shareholder's Equity

Liabilities

Credit Card Payable	$	3,681
Total Liabilities		3,681
Shareholder's Equity		
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares		5,000
Paid in capital		1,347,030
Retained deficit		(1,292,024)
Total Shareholder's Equity		60,006
Total Liabilities and Shareholder's Equity	$	63,687